

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2022

Huiping Yan
Chief Financial Officer
ZTO Express (Cayman) Inc.
Building One, No. 1685 Huazhi Road
Qingpu District, Shanghai 201708
People's Republic of China

> **Re: ZTO Express (Cayman) Inc.**
> **Form 20-F for the Fiscal Year ended December 31, 2021**
> **Filed April 28, 2022**
> **File No. 001-37922**

Dear Ms. Yan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2021

Introduction, page 1

1.   We note your disclosure on page 3 indicating that terms such as "we," "us," "our company" or "our" refer to ZTO Express (Cayman) Inc. and its subsidiaries, although when describing your operations and the consolidated financial information, you are using these same terms to refer to the consolidated variable interest entity (VIE) and the subsidiaries of the consolidated VIE in China, including but not limited to ZTO Express.

Please revise disclosures throughout your filing as necessary to provide distinct references for the holding company and its subsidiaries, and separately for the VIE and its subsidiaries, so that it is clear to investors which entities the disclosures are referencing, and which subsidiaries or entities are conducting the business operations.

> Given that you do not have a controlling ownership interest in the VIE, please refrain from using terms such as "we," "us," "our company" and "our" when describing operations and the consolidated financial information of the VIE.
>
> Also revise the organizational chart on page 6 to label the VIE and to identify the subsidiaries of the VIE that are referenced in your disclosure on page 3.

<u>Key Information, page 11</u>
<u>Financial Information related to ZTO Express, page 14</u>

2.   We note that you present condensed consolidating statements on pages 14, 15 and 16, although limit details in the Balance Sheet data to assets and liabilities, and limit details in the Statements of Operations data to revenue and net income.

> Please revise your tabulations in an amendment to your filing to include the equity accounts for the entities and to present additional details for the Statements of Operations, commensurate with the guidance on condensed financial information of the parent in Schedule I of Rule 5-04(c) of Regulation S-X, also as utilized in preparing consolidated Statements of Operations under Rule 10-01(a)(3), with reference to the guidance in Rule 5-03(b) of Regulation S-X, though also including the interests of the parent in earnings of your subsidiaries, and the interests of your subsidiaries in earnings of the VIE.
>
> Also revise the header to these tabulations from "Financial Information Related to ZTO Express" to "Condensed Consolidating Financial Information of ZTO Express (Cayman) Inc.," or similar language to more clearly convey the scope of the presentation, and revise the "ZTO Express" columnar headers to use "VIE" or "VIE and subsidiaries," either incrementally to, or in lieu of, the current labels, as appropriate.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Lily Dang at (202) 551-3867 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller - Branch Chief at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation